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Fundrise Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $16,000,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*

Loan for the development of a Bay Area residential community

This loan is our third investment in Station East, a master-planned, mixed-use community in the San Francisco Bay Area.

We've provided a loan of $16 million for the acquisition of an approximately 11 acre property in Union City, California, just outside of San Francisco, as the future site of 376 new residential units. This investment is our third in Station East, a master-planned, mixed-use community, in which we first invested in September 2019 and again in late 2020. Union City is located on the eastern side of San Francisco Bay about halfway between Oakland and San Jose.

Over the past several years, because of a general pullback in land and development lending from traditional banks, we have seen occasional opportunities to provide financing at a relatively attractive basis while also earning strong yields. Despite recent increases, interest rates remain historically low, and we are still able to identify investments — such as this one — with the potential to earn strong yields despite the low rate environment: In this case, the terms of our loan agreement include an interest rate equivalent to 8.5% annually.

Strategy

This investment follows a Fixed Income strategy.

Business plan

The roughly 11 acre property is currently improved with two industrial warehouses that no longer meet today's needs. Prior to our investment, the property was already entitled for the construction of 376 residential units. The borrower now intends to demolish the existing structures to make way for the future rental community. Meanwhile, our loan provides the borrower with the opportunity to proceed in securing architectural and civil plans necessary to begin construction.

Once the demolition is complete and the plans secured, the borrower intends to pay back our investment through a sale of the construction-ready site to a developer. Our investment in the project is structured as a loan (debt), where we are entitled to earn an annual return of roughly 8.5% over the life of the investment before the borrower can earn a return for themselves.

Why we invested

- **Experienced sponsor:** Integral Communities is a California-based real estate firm that specializes in entitlement and development throughout the state. The principals of the firm have collectively developed projects valued in excess of $1 billion, including two other California-based investments with Fundrise over the past few years.
- **Attractive margin of safety:** Our loan is equal to roughly 77% of the total value of the property, based on a December 2021 appraisal. This serves to reduce our risk, as the property would have to lose roughly 23% of its value before the principal of our investment was threatened.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

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